September 9, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Submission of Registration Statement on Form S-1 for Avenue Financial Holdings, Inc.

Ladies and Gentlemen:

On behalf of our client, Avenue Financial Holdings, Inc., a Tennessee corporation (the “Company”), we hereby submit Registration Statement on Form S-1 (the “Registration Statement”) on behalf of the Company .

Please direct all notices and communications with respect to this confidential submission to each of the following:

Ronald L. Samuels

Chief Executive Officer

Avenue Financial Holdings, Inc.

111 10th Avenue South, Suite 400

Nashville, TN 37203

With a copy to:

John W. Titus

Bradley Arant Boult Cummings LLP

1600 Division Street

Suite 700

Nashville, TN 27303

Please direct any questions with respect to this confidential submission to the undersigned at (615) 252-2341 or Jtitus@BABC.com.

Very truly yours,

Bradley Arant Boult Cummings, LLP

/s/ John W. Titus